22004784

Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

FEB 17 2022

| SEC FILE NUMBER |
|---|
| 8-53161 |

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Maia Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4284 Genoa Way
(No. and Street)

| Yorba Linda | CA | 92886 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| James K. Tien | 626-581-7658 | jamestien@maiasecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, C. P. A.
(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd. Suite 404 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| September 15, 2005 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

## OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maia Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: C.E.O.

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

[signature]

*Signature of Document Signer No. 1*

*Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

DANIEL BREMER
Notary Public - California
Orange County
Commission # 2337209
My Comm. Expires Nov 13, 2024

*Place Notary Seal and/or Stamp Above*

Subscribed and sworn to (or affirmed) before me

on this 11 day of February, 2022,
by *Date* *Month* *Year*

(1) Keng Ming Tien

(and (2) ________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Daniel Bremer
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Audit Report

Document Date: ________________ Number of Pages: ________

Signer(s) Other Than Named Above: ________________

Maia Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

## Contents

BRIAN W. ANSON
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Maia Securities, Inc.

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Maia Securities, Inc.as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Maia Securities, Inc.as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Maia Securities, Inc's management. My responsibility is to express an opinion on Maia Securities, Inc's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Maia Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Maia Securities, Inc's financial statements. The Supplemental Information is the responsibility of the Maia Securities, Inc's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Maia Securities, Inc's auditor since 2019.

Tarzana, California

February 14, 2022

## Maia Securities, Inc
## Statement of Financial Condition
## December 31, 2021

### Assets

| | | |
|---|---|---|
| Cash | $ | 27,166 |
| Certificates of Deposit | | 282,809 |
| Clearing broker deposit | | 63,352 |
| Commissions receivable | | 60,040 |
| Other receivable - Due From Related Party | | 5,853 |
| **Total Assets** | $ | 439,220 |

### Liabilities and Stockholders' Equity

| | | | |
|---|---|---|---|
| **Liability** | | | |
| Accounts payable and accrued expenses | | $ | 16,446 |
| Commissions payable | | | 130,693 |
| **Total Liabilities** | | | 147,139 |
| **Stockholders' Equity** | | | |
| Common stock, No par value, | | | |
| 1000 shares authorized, issued, outstanding | 30,819 | | |
| Paid-in capital | 119,765 | | |
| Retained earnings (deficit) | 141,497 | | |
| | | | 292,081 |
| **Total Liabilities and Stockholders' Equity** | | $ | 439,220 |

See accompanying notes to financial statements

**Maia Securities, Inc**
**Statement of Income (Loss)**
**For the Year Ended December 31, 2021**

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 829,147 |
| Other Income | | 15,585 |
| PPP Loan Forgiveness | | 34,884 |
| Interest | | 29,659 |
| Total Revenues | | 909,275 |
| Direct Costs | | |
| Commission expense | | 241,448 |
| Ticket clearance charges | | 272,371 |
| Quotes & research | | 47,344 |
| Total Direct Costs | | 561,163 |
| Gross Profit | | 348,112 |
| Operating Expenses | | |
| Exchange fees | | 2,475 |
| Insurance | | 23,087 |
| Office expenses | | 5,727 |
| Professional fees | | 17,610 |
| Salaries and wages and related expenses | | 87,000 |
| Outside Service | | 16,575 |
| Rental Equipment | | 34,820 |
| Other Expenses | | 18,433 |
| Total Operating Expenses | | 205,727 |
| Income (Loss) Before Tax Provision | | 142,384 |
| Income Tax Provision | | 1,613 |
| Net Income (Loss) | $ | 140,771 |

See accompanying notes to financial statements

**Maia Securities, Inc**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2021**

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2020 | 1,000 | $ 30,819 | $ 119,765 | $ 117,718 | $ 268,302 |
| Capital Distribution | | | | (118,605) | (118,605) |
| Net Income (Loss) | | | | 142,384 | 142,384 |
| Balance, December 31, 2021 | 1,000 | $ 30,819 | $ 119,765 | $ 141,497 | $ 292,081 |

See accompanying notes to financial statements

**Maia Securities, Inc**
**Statement of Cash Flows**
**For the Year Ended December 31, 2021**

| | | |
|---|---|---|
| Net Income | $ | 142,384 |
| Forgiveness PPP Loan | | (34,884) |
| Changes in operating assets and liabilities: | | |
| Account Receivable | | (6,491) |
| Other Receivable | | 11,557 |
| Prepaid Tax | | 692 |
| Accounts payable and accrued expenses | | (6,375) |
| Pension Payable | | (100,000) |
| Commissions payable | | (4,961) |
| Net Cash provided by Operating Activities | | 1,922 |
| Cash Flows from Investing Activities: | | |
| Interest Reinvested | | (1,886) |
| Total Cash Flows used in Investing Activities | | (1,886) |
| Cash Flows from Financing Activities: | | |
| Capital Distribution | | (118,605) |
| Total Cash Flows used in Financing Activities | | (118,605) |
| Net Decrease in Cash | | (118,569) |
| Cash at Beginning of Year | | 145,735 |
| Cash at End of Year | $ | 27,166 |
| Supplemental Cash Flow Information | | |
| Cash paid for interest | $ | 0 |
| Cash paid for income tax | $ | 692 |

See accompanying notes to financial statements

## Note 1 – Organization and Nature of Business

Maia Securities, Inc. (the Company) was incorporated in the State of California on February 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Put and call broker or dealer or option writer

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Commissions** – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**ASC 606 Revenue Recognition** - Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities- separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any

transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

**Provision for Income Taxes** – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income. The income tax expense for the year ended December 31, 2021 is $1,613.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

**Employee Benefit Plans** – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31. The pension expense ended December 31, 2021 is $ 0 due to over-funded of the pension account.

**Subsequent Events** - Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 14, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Note 3 - Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Certificate of Deposit | $ 282,809 | - | - | $ 282,809 |
| Total | $ 282,809 | | | $ 282,809 |

**Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions receivable/payable | $ 60,040 | $ 0 |

**Note 5 – Clearing Broker Deposit**

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2021 was $63,352.

## Note 6 – Related Party

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including telephone and office supplies. During the year ended December 31, 2021, the Company billed the affiliate $5,853 and the balance receivable from the affiliate at December 31, 2021 is $5,853.

## Note 7 - Concentration of Credit Risk

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

## Note 8 – Certificate of Deposit

The Company holds two certificates of deposit with a value of $282,809 at December 31, 2021. Interest at 0.50 % per annum, maturing on September 7, 2022.

## Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $285,167 which was $ 273,598 in excess of its required net capital of $11,569. The Company's net capital ratio was 0.52 to 1.

## Note 10 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. State income tax expense for the year ended December 31, 2021 was $1,613.

## Note 11 – Operating Lease Commitments

The company no longer leases office space as all stockholders are working from home. There will be no future lease paymont. Rent expense for the year ended December 31, 2021 is $ 0.

## Note 12 - PAYCHECK PROTECTION PROGRAM

On May 8, 2020, the Company received proceeds from a loan in the aggregate amount of $34,884, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act.

The firm applied the forgiveness of the PPP loan amount of $34,884 and got approval for the full amount from the CTBC bank on 01/27/2021.

# Maia Securities Inc
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2021

Computation of Net Capital

| | | | |
|---|---|---|---|
| Stockholder's Equity | | | $ 292,081 |
| Non-Allowable Assets | | | |
| Property, furniture, equipment | $ 0 | | |
| Receivable | 5,853 | | |
| Total Non-Allowable Assets | | $ 5,853 | |
| Haircuts on Securities Positions | | | |
| Securities Haircuts | $1,053 | | |
| Undue Concentration Charges | - | | |
| Total Haircuts on Securities Positions | | $1,053 | |
| Net Allowable Capital | | | $ 285,175 |

Computation of Net Capital Requirement

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ 11,569 |
| Minimum Dollar Net capital Requirement of Reporting Broker-Dealer | 5,000 |
| Net Capital Requirement | 11,569 |
| Excess Net Capital | 273,606 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 147,139 |
| Percentage of Aggregate Indebtedness to Net Capital | 51.60% |

Computation of Reconciliation of Net Capital

| | |
|---|---|
| Net Capital Computed on FOCUS IIA as of December31, 2021 | $ 285,175 |
| Adjustments | |
| Increase (Decrease) in Equity | - |
| (Increase) Decrease in Non-Allowable Assets | - |
| (Increase) Decrease in Securities Haircuts | - |
| Net Capital per Audit | $ 285,175 |

Note:
The difference between the audit and focus filed at December 31, 2021 was to removal of a commission payable which was paid on December 31, 2021 and was reclassified as an outstanding check.

Maia Securities, Inc.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is exempt from the Reserve Requirement of computation
According to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

The Company is exempt from the Rule 15c3-3 as it relates to possession and
Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Maia Securities, Inc.
Yorba Linda, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Maia Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which, Maia Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provision") and (2) Maia Securities, Inc., stated that Maia Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Maia Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Maia Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2022

**Maia Securities, Inc.**
**4284 Genoa Way**
**Yorba Linda, CA 92886**

February 14, 2022

Brian W. Anson, CPA
18455 Burbank Blvd. Suite 404
Tarzana, CA 91356

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Maia Securities, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

James Tien
CEO / Maia Securities, Inc.